Exhibit 21

Bonds.com Holdings, Inc., a Delaware corporation, is a wholly-owned subsidiary of Bonds.com Group, Inc.

Bonds.com, Inc., a Delaware corporation, Insight Capital Management, LLC, a Delaware limited liability company, and Bonds.com, LLC, a Delaware limited liability company, are wholly-owned subsidiaries of Bonds.com Holdings, Inc.